Filed by: National Penn Bancshares, Inc.
                                                 Pursuant to Rule 425 under the
                                                         Securities Act of 1933
                                            Exchange Act File No.:  333-30640
                                           Subject Company: Peoples First, Inc.

National Penn Bancshares, Inc. Reports Record Fourth Quarter and Full Year Earnings

BOYERTOWN, Pa., January 21/PR Newswire-FirstCall/ -- National Penn Bancshares, Inc. (Nasdaq: NPBC), the parent company of National Penn Bank and Investors Trust Company, reported fourth quarter 2003 net income totaling $11.20 million, or $0.46 per diluted share. Net income increased 21.4% compared to $9.22 million earned in the fourth quarter of 2002 and diluted earnings per share increased 9.5% compared to prior year diluted earnings of $0.42. These results represent the eleventh consecutive quarter of record earnings.

     For the full year of 2003, net income totaled a record $43.35 million, or $1.78 per diluted share. Compared to 2002, net income increased 19.7% and diluted earnings per share increased 8.5%. NPBC's 2003 earnings produced returns on average assets and average shareholders' equity of 1.34% and 16.2%, respectively.

     2003 represents National Penn's 26th consecutive year of increased earnings and 26th consecutive year of increased cash dividends. This track record earned National Penn the distinction of again being recognized as one of "America's Smartest Companies," by The Staton Institute. This honor is shared by only 44 out of the more than 19,000 publicly traded companies in America. 2003 also marked the 26th consecutive year of stock dividends or splits on National Penn stock. All per share information has been restated to reflect the 5% stock dividend paid September 30, 2003.

     The following significant items occurred during the fourth quarter of 2003:

         -- The company completed the acquisition of HomeTowne Heritage Bank. This acquisition added approximately $150 million in assets and provides a meaningful platform from which to grow in Lancaster County.

         -- The company announced an agreement to acquire Peoples First, Inc. of Oxford, PA. This acquisition will add approximately $460 million in assets. The location of Peoples' community offices will greatly enhance National Penn's existing franchise in Chester County and provides an entry into Cecil County, Maryland. We expect to complete this transaction during the second quarter.

     The company had total assets at December 31, 2003 of $3.51 billion and total deposits of $2.44 billion. The allowance for loan and lease losses as of December 31, 2003 was $49.26 million, which represented 2.17% of total loans outstanding of $2.27 billion.

     National Penn Bancshares, Inc. is currently a $3.5 billion financial services company headquartered in Boyertown, PA. NPBC currently operates 66 community offices in southeastern Pennsylvania through National Penn Bank and its FirstService and HomeTowne Heritage Bank Divisions. Trust and investment management services are provided through Investors Trust Company and

FirstService Capital; brokerage services are provided through Penn Securities, Inc.; mortgage banking activities are provided through Penn 1st Financial Services, Inc.; insurance services are provided through FirstService Insurance Agency, Inc.; and equipment leasing services are provided through National Penn Leasing Company. National Penn Bancshares, Inc. common stock is traded on the Nasdaq Stock Market under the symbol "NPBC." Additional information about the National Penn family is available on National Penn's Web site at www.nationalpennbancshares.com.

     This press release contains forward-looking statements concerning future events. Actual results could differ materially due to the following risks and uncertainties -- deteriorating economic conditions; increased competition; interest rate movements; market volatility in the securities markets; legislative or regulatory developments; merger-related synergies, savings and integration issues; technological changes; and other risks and uncertainties discussed in National Penn's reports filed from time to time with the Securities and Exchange Commission. National Penn cautions readers not to place undue reliance on these statements. National Penn undertakes no obligation to publicly release or update any of these statements.


National Penn Bancshares, Inc.

Contact:  Gary L. Rhoads, 610-369-6341

Exchange Listing Nasdaq "NPBC"

(Dollars in thousands, except per share data)
                                                   Three Months Ended December 31,             Twelve Months Ended December 31,
                                                   2003                   2002                   2003                   2002
-------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF CONDITION
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                 $3,512,574             $2,858,262
Total deposits                                                                                2,435,296              1,925,964
Total loans and leases                                                                        2,270,699              1,785,407
Total shareholders' equity                                                                      317,813                222,360
Book value per share                                                                              13.09                  10.23

-------------------------------------------------------------------------------------------------------------------------------
EARNINGS
-------------------------------------------------------------------------------------------------------------------------------
Total interest income                             $42,628                $40,439               $165,648               $163,178
Total interest expense                             12,364                 14,128                 51,099                 61,098
-------------------------------------------------------------------------------------------------------------------------------
Net interest income                                30,264                 26,311                114,549                102,080
Provision for loan and lease losses                 2,475                  2,725                  9,371                 13,585
-------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision
  for loan and lease losses                        27,789                 23,586                105,178                 88,495
Other income                                       11,926                  9,733                 41,285                 36,550
Other expenses                                     27,209                 22,625                103,033                 82,268
-------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                         12,506                 10,694                 43,430                 42,777
Income taxes                                        2,007                  2,014                  8,697                  8,603
-------------------------------------------------------------------------------------------------------------------------------
Net income from continuing operations              10,499                  8,680                 34,733                 34,174
Net income from discontinued operations               698                    540                  8,621                  2,060
-------------------------------------------------------------------------------------------------------------------------------
Net income                                        $11,197                 $9,220                $43,354                $36,234
-------------------------------------------------------------------------------------------------------------------------------


Return on average assets                                                                          1.34%                  1.30%
Return on average shareholders' equity                                                            16.2%                  17.4%
Average shares - basic                                                                       23,813,291             21,816,702
Average shares - diluted                                                                     24,411,023             22,102,969

-------------------------------------------------------------------------------------------------------------------------------
PER SHARE
-------------------------------------------------------------------------------------------------------------------------------
Basic earnings
-------------------------------------------------------------------------------------------------------------------------------
   Net income                                       $0.47                  $0.42                  $1.82                  $1.66
-------------------------------------------------------------------------------------------------------------------------------
Diluted earnings
-------------------------------------------------------------------------------------------------------------------------------
   Net income                                       $0.46                  $0.42                  $1.78                  $1.64
-------------------------------------------------------------------------------------------------------------------------------
Dividends paid in cash                              $0.24                  $0.21                  $0.89                  $0.81




Financial information restated to include a 5% stock dividend issued September
30, 2003.





Financial Update for NATL PENN BCSHS (NPBC) FOR 12/31/03
Date   1/21/2004
                                                                              AS OF            AS OF
BALANCE SHEET - ASSETS ($000s)                                              12/31/2003       12/31/2002

       Cash & Cash Equivalents                                                 $ 98,397        $ 134,447
                                                                        ---------------- ----------------
       Trading Account Securities                                                     -                -
                                                                        ---------------- ----------------
       Securities Available for Sale                                            934,375          733,774
                                                                        ---------------- ----------------
       Held to Maturity Securities                                                    -                -
                                                                        ---------------- ----------------
       Other Securities                                                               -                -
                                                                        ---------------- ----------------
       Total Securities                                                         934,375          733,774
                                                                        ---------------- ----------------
       Total Cash and Securities                                              1,032,772          868,221
                                                                        ---------------- ----------------
       Loans & Leases Held for Investment*                                    2,241,355        1,832,582
                                                                        ---------------- ----------------
       Loans & Leases Held for Sale*                                             29,344           52,992
                                                                        ---------------- ----------------
       Total Loans and Leases*                                                2,270,699        1,885,574
                                                                        ---------------- ----------------
       *Indicates data net of discount, gross of reserve
       Loan Loss Reserve                                                        (49,265)         (42,587)
                                                                        ---------------- ----------------
       Goodwill                                                                  99,313           20,170
                                                                        ---------------- ----------------
       Other Intangibles                                                         11,897            1,211
                                                                        ---------------- ----------------
       Total Intangible Assets                                                  111,210           21,381
                                                                        ---------------- ----------------
       Mortgage Servicing Rights                                                      -                -
                                                                        ---------------- ----------------
       Purchased Credit Card Relationships                                            -                -
                                                                        ---------------- ----------------
       Real Estate Owned & Held for Investment                                      735              318
                                                                        ---------------- ----------------
       Other Assets                                                             146,423          125,355
                                                                        ---------------- ----------------
       Total Assets                                                         $ 3,512,574      $ 2,858,262
                                                                        ---------------- ----------------

BALANCE SHEET - LIABILITIES ($000S)
       Deposits                                                             $ 2,435,296      $ 2,112,640
                                                                        ---------------- ----------------
       Borrowings                                                               674,075          433,642
                                                                        ---------------- ----------------
       Trust Preferred Securities                                                63,250           63,250
                                                                        ---------------- ----------------
       Other Liabilities                                                         22,140           26,370
                                                                        ---------------- ----------------
       Total Liabilities                                                    $ 3,194,761      $ 2,635,902
                                                                        ---------------- ----------------

BALANCE SHEET - EQUITY ($000s)
       Redeemable Preferred Stock                                                   $ -              $ -
                                                                        ---------------- ----------------
       Preferred Equity                                                             $ -              $ -
                                                                        ---------------- ----------------
       Common Equity                                                          $ 317,813        $ 222,360
                                                                        ---------------- ----------------

MEMO ITEMS
       Accumulated other comprehensive income                                  $ 19,595         $ 19,296
                                                                        ---------------- ----------------
       Publicly Reported Book Value Per Share (1)                               $ 13.09          $ 10.23
                                                                        ---------------- ----------------
       EOP Common Shares Outstanding (excluding Treasury shares)(1)          24,284,506       21,734,771
                                                                        ---------------- ----------------
       Treasury Shares Held By Company                                            2,626                -
                                                                        ---------------- ----------------
       Did you announce a repurchase plan during this period?                       YES               NO
                                                                        ---------------- ----------------
       Number of Shares to be Repurchased in Plan                             1,000,000        1,000,000
                                                                        ---------------- ----------------
       Number of Shares Repurchased During Period                               234,488          125,010
                                                                        ---------------- ----------------
       Average Price of Repurchased Shares                                        30.63            25.47
                                                                        ---------------- ----------------


       (1) restated for 5% stock dividend paid September 30, 2003.





Financial Update for NATL PENN BCSHS (NPBC) FOR 12/31/03
                                 PAGE:  2 OF 7

                                      FOR QUARTER    FOR QUARTER   FOR QUARTER   FOR QUARTER     YEAR TO   FOR QUARTER     YEAR TO
                                         ENDED          ENDED         ENDED        ENDED          DATE       ENDED          DATE
INCOME STATEMENT ($000s)               3/31/2003      6/30/2003     9/30/2003    12/31/2003    12/31/2003  12/31/2002    12/31/2002

Interest Income                          $ 40,101       $ 41,770      $ 41,149     $ 42,628    $ 165,648     $ 40,439    $ 163,178
                                     ------------- -------------- ------------- ------------ ------------ ------------ ------------
Interest Expense                           12,918         13,229        12,588       12,364       51,099       14,128       61,098
                                     ------------- -------------- ------------- ------------ ------------ ------------ ------------
Net Interest Income                        27,183         28,541        28,561       30,264      114,549       26,311      102,080
                                     ------------- -------------- ------------- ------------ ------------ ------------ ------------
FTE adjustment                              1,994          2,146         1,892        2,017        8,049        1,956        7,754
                                     ------------- -------------- ------------- ------------ ------------ ------------ ------------
Net Interest Income (FTE)                  29,177         30,687        30,453       32,281      122,598       28,267      109,834
                                     ------------- -------------- ------------- ------------ ------------ ------------ ------------
Loan Loss Provision                         2,255          2,355         2,286        2,475        9,371        2,725       13,585
                                     ------------- -------------- ------------- ------------ ------------ ------------ ------------
Investment Securities Trans.                    -              -          (369)           -         (369)          97          214
                                     ------------- -------------- ------------- ------------ ------------ ------------ ------------
Nonrecurring Income                             -              -             -            -            -            -            -
                                     ------------- -------------- ------------- ------------ ------------ ------------ ------------
Nonrecurring Expense - Prepayment fee           -              -         7,002            -        7,002            -            -
                                     ------------- -------------- ------------- ------------ ------------ ------------ ------------
Trading Account Income                          -              -             -            -            -            -            -
                                     ------------- -------------- ------------- ------------ ------------ ------------ ------------
Foreign Exchange Income                         -              -             -            -            -            -            -
                                     ------------- -------------- ------------- ------------ ------------ ------------ ------------
Trust Revenue                               1,299          1,354         1,314        1,355        5,322        1,278        5,314
                                     ------------- -------------- ------------- ------------ ------------ ------------ ------------
Service Charges on Deposits                 2,787          2,922         3,141        3,249       12,099        2,924       10,840
                                     ------------- -------------- ------------- ------------ ------------ ------------ ------------
Mortgage Banking Income                     1,441          1,552         1,246          907        5,146        1,985        5,459
                                     ------------- -------------- ------------- ------------ ------------ ------------ ------------
Fee Income from Investment Product
   Sales                                      520            459           393          353        1,725          274        2,021
                                     ------------- -------------- ------------- ------------ ------------ ------------ ------------
Other Noninterest Income                    3,104          4,140         4,056        6,062       17,362        3,175       12,702
                                     ------------- -------------- ------------- ------------ ------------ ------------ ------------
Total Noninterest Income(excludes
   securities gains/losses)                 9,151         10,427        10,150       11,926       41,654        9,636       36,336
                                     ------------- -------------- ------------- ------------ ------------ ------------ ------------
Employee Comp. & Benefit Expense           12,566         13,590        14,055       15,970       56,181       12,051       45,258
                                     ------------- -------------- ------------- ------------ ------------ ------------ ------------
Occupancy & Equipment Expense               3,269          3,677         3,281        3,906       14,133        3,938       12,436
                                     ------------- -------------- ------------- ------------ ------------ ------------ ------------
Foreclosed Property Expense                     -              -             -            -            -            -            -
                                     ------------- -------------- ------------- ------------ ------------ ------------ ------------
Amortization of Intangibles                   126            302           299          295        1,022           41          153
                                     ------------- -------------- ------------- ------------ ------------ ------------ ------------
(Excludes Servicing and Credit
   Card Intangibles)
Other Noninterest Expense                   5,363          6,245         6,049        7,038       24,695        6,595       24,421
                                     ------------- -------------- ------------- ------------ ------------ ------------ ------------
Total Noninterest Exp.                     21,324         23,814        23,684       27,209       96,031       22,625       82,268
                                     ------------- -------------- ------------- ------------ ------------ ------------ ------------
Minority Interest Expense                       -              -             -            -            -            -            -
                                     ------------- -------------- ------------- ------------ ------------ ------------ ------------
Net Income Before Taxes                    12,755         12,799         5,370       12,506       43,430       10,694       42,777
                                     ------------- -------------- ------------- ------------ ------------ ------------ ------------
Tax Provision                               2,997          2,742           951        2,007        8,697        2,014        8,603
                                     ------------- -------------- ------------- ------------ ------------ ------------ ------------
Net Inc. from continuing operations         9,758         10,057         4,419       10,499       34,733        8,680       34,174
                                     ------------- -------------- ------------- ------------ ------------ ------------ ------------
Net inc. from discontinued operations         632            706         6,585          698        8,621          540        2,060
                                     ------------- -------------- ------------- ------------ ------------ ------------ ------------
Net Income                               $ 10,390       $ 10,763      $ 11,004     $ 11,197     $ 43,354      $ 9,220     $ 36,234
                                     ------------- -------------- ------------- ------------ ------------ ------------ ------------

EARNINGS PER SHARE:

Basic
                                     ------------- -------------- ------------- ------------ ------------ ------------ ------------
Net income (1)                             $ 0.44         $ 0.45        $ 0.46       $ 0.47       $ 1.82       $ 0.42       $ 1.66
                                     ------------- -------------- ------------- ------------ ------------ ------------ ------------
Diluted
                                     ------------- -------------- ------------- ------------ ------------ ------------ ------------
Net income (1)                             $ 0.43         $ 0.44        $ 0.45       $ 0.46       $ 1.78       $ 0.42       $ 1.64
                                     ------------- -------------- ------------- ------------ ------------ ------------ ------------
Average Shares Basic (1)               23,778,647     23,789,407    23,812,938   23,813,291   23,813,291   21,725,964   21,816,702
                                     ------------- -------------- ------------- ------------ ------------ ------------ ------------
Average Shares Diluted (1)             24,351,334     24,375,191    24,389,546   24,411,023   24,411,023   22,017,945   22,102,969
                                     ------------- -------------- ------------- ------------ ------------ ------------ ------------
Dividends on Preferred Stock ($000s)          $ -            $ -           $ -          $ -          $ -          $ -          $ -
                                     ------------- -------------- ------------- ------------ ------------ ------------ ------------


(1) restated for 5% stock dividend paid September 30, 2003.




Financial Update for NATL PENN BCSHS (NPBC) FOR 12/31/03

AVERAGE BALANCE SHEET ($OOOs)

 PAGE:  3 of 7
                                          As of          For QTR        For QTR         For QTR         For QTR         For QTR
                                          12/31/03    Ended 3/31/03   Ended 6/30/03   Ended 9/30/03   Ended 12/31/03  Ended 12/31/02
                                         (YTD AVG)       QTRLY AVG      QTRLY AVG       QTRLY AVG       QTRLY AVG       QTRLY AVG
                                        -------------------------------------------------------------------------------------------
Total Loans (net of unearned)             2,106,027       1,969,999       2,119,207      2,138,838       2,193,251       1,857,174
                                        ------------  -------------- --------------- --------------  --------------  --------------
Loan Loss Reserve                           (46,921)        (44,572)        (47,750)       (48,168)        (47,152)        (43,186)
                                        ------------  -------------- --------------- --------------  --------------  --------------
Investment Securities (incl. trading
        assets)                             826,192         750,200         843,621        841,837         867,648         730,343
                                        ------------  -------------- --------------- --------------  --------------  --------------
Other Earning Assets                         48,510          69,273          32,539         74,765          17,738         101,493
                                        ------------  -------------- --------------- --------------  --------------  --------------

Total Earning Assets (net of
        loan loss reserve)                2,933,808       2,744,900       2,947,617      3,007,272       3,031,485       2,645,824
                                        ------------  -------------- --------------- --------------  --------------  --------------
Total Assets                              3,233,149       3,007,109       3,291,532      3,334,517       3,314,490       2,877,224
                                        ------------  -------------- --------------- --------------  --------------  --------------

Savings                                     140,949         131,212         148,770        144,776         136,883         123,378
                                        ------------  -------------- --------------- --------------  --------------  --------------
NOW Accounts                                496,446         422,020         460,980        517,858         584,956         377,045
                                        ------------  -------------- --------------- --------------  --------------  --------------
Money Market Accounts                       598,688         537,837         613,600        628,231         613,920         483,849
                                        ------------  -------------- --------------- --------------  --------------  --------------
Certificates                                750,526         779,900         800,640        762,522         663,003         802,437
                                        ------------  -------------- --------------- --------------  --------------  --------------

Total Int. Bearing Deposits               1,986,609       1,870,969       2,023,990      2,053,387       1,998,762       1,786,709
                                        ------------  -------------- --------------- --------------  --------------  --------------

Non-Interest Bearing Deposits               386,650         346,410         404,386        415,410         376,935         335,944
                                        ------------  -------------- --------------- --------------  --------------  --------------
Total Deposits                            2,373,259       2,217,379       2,428,376      2,468,797       2,375,697       2,122,653
                                        ------------  -------------- --------------- --------------  --------------  --------------

Short-Term Borrowings                       330,551         283,790         313,517        323,768         399,924         253,345
                                        ------------  -------------- --------------- --------------  --------------  --------------
Long-Term Borrowings                        232,169         233,686         235,417        233,922         225,721         257,894
                                        ------------  -------------- --------------- --------------  --------------  --------------
Total Int. Bearing Liabilities (incl.
        non-int bearing deposits
                                          2,935,979       2,734,855       2,977,310      3,026,487       3,001,342       2,633,892
                                        ------------  -------------- --------------- --------------  --------------  --------------
Total Int. Bearing Liabilities            2,549,329       2,388,445       2,572,924      2,611,077       2,624,407       2,297,948
                                        ------------  -------------- --------------- --------------  --------------  --------------
Total Shareholder's Equity                  267,587         246,105         287,412        273,747         282,165         217,989
                                        ------------  -------------- --------------- --------------  --------------  --------------





Financial Update for NATL PENN BCSHS (NPBC) FOR 12/31/03

                                            PAGE:  4 of 7

                                              FOR QUARTER    FOR QUARTER    FOR QUARTER    FOR QUARTER      YEAR TO         YEAR
                                                 ENDED          ENDED          ENDED          ENDED          DATE           ENDED
CHARGEOFFS ($000s)                             3/31/2003      6/30/2003      9/30/2003     12/31/2003     12/31/2003      12/31/2002

        Loan Chargeoffs                           $ 2,807       $ 1,980        $ 2,740        $ 4,817       $ 12,344       $ 15,786
                                            -------------- ------------- -------------- -------------- -------------- --------------
        Recoveries on Loans                         $ 705         $ 645          $ 955        $ 3,192        $ 5,497        $ 2,166
                                            -------------- ------------- -------------- -------------- -------------- --------------
        Net Loan Chargeoffs                       $ 2,102       $ 1,335        $ 1,785        $ 1,625        $ 6,847       $ 13,620
                                            -------------- ------------- -------------- -------------- -------------- --------------

                                              AS OF             AS OF            AS OF            AS OF             AS OF
ASSET QUALITY AND OTHER DATA ($000s)        3/31/2003         6/30/2003        9/30/2003       12/31/2003        12/31/2002

        Nonaccrual Loans                         $ 18,280         $ 21,152         $ 17,504         $ 13,673          $ 14,639
                                            -------------- ---------------- ---------------- ----------------  ----------------
        Renegotiated Loans                              -                -                -                -                 -
                                            -------------- ---------------- ---------------- ----------------  ----------------
        Other Real Estate Owned                       450              760              798              735               318
                                            -------------- ---------------- ---------------- ----------------  ----------------
        Total Nonperforming Assets                 18,730           21,912           18,302           14,408            14,957
                                            ------------------------------- ---------------- ----------------  ----------------
        Loans 90+ Days Past Due &
             Still Accruing                           435              813              541              318               987
                                            -------------- ---------------- ---------------- ----------------  ----------------
        NPAs plus Loans over 90                  $ 19,165         $ 22,725         $ 18,843         $ 14,726          $ 15,944
                                            -------------- ---------------- ---------------- ----------------  ----------------

                                              AS OF             AS OF            AS OF            AS OF             AS OF
REGULATORY CAPITAL DATA ($000s)             3/31/2003         6/30/2003        9/30/2003       12/31/2003        12/31/2002

        Tier 1 Capital                          $ 248,067        $ 249,518        $ 272,230        $ 250,259         $ 244,932
                                            -------------- ---------------- ---------------- ----------------  ----------------
        Tier 1 Ratio (%)                           10.28%           10.28%           11.50%            9.74%            11.81%
                                            -------------- ---------------- ---------------- ----------------  ----------------
        Total Capital (Tier 1 + Tier 2)         $ 278,438        $ 280,069        $ 302,018        $ 282,581         $ 271,184
                                            -------------- ---------------- ---------------- ----------------  ----------------
        Total Capital Ratio (%)                    11.54%           11.54%           12.76%           11.00%            13.08%
                                            -------------- ---------------- ---------------- ----------------  ----------------
        Total Risk-Adjusted Assets            $ 2,413,361      $ 2,426,877      $ 2,366,833      $ 2,568,838       $ 2,073,210
                                            -------------- ---------------- ---------------- ----------------  ----------------
        Tier 1 Leverage Ratio                       8.51%            7.81%            8.34%            7.84%             8.66%
                                            -------------- ---------------- ---------------- ----------------  ----------------

                                              AS OF             AS OF            AS OF            AS OF            YEAR TO
SUPPLEMENTAL DATA ($000s)                   3/31/2003         6/30/2003        9/30/2003       12/31/2003           DATE
                                                                                                                 12/31/2003

        1-4  Family Mortgage Loans Serviced
               For Others                       $ 120,031        $ 140,520        $ 112,461        $ 182,464
                                            -------------- ---------------- ---------------- ----------------
        Propriety Mutual Fund Balances                $ -              $ -              $ -              $ -
                                            -------------- ---------------- ---------------- ----------------
        (Net Asset Value in $000s)
        Held to Maturity Securities
            Fair Value)                               $ -              $ -              $ -              $ -
                                            -------------- ---------------- ---------------- ----------------
        Return on Avg. Assets (annualized)          1.38%            1.31%            1.32%            1.35%             1.34%
                                            -------------- ---------------- ---------------- ----------------  ----------------
        Return on Avg. Equity (annualized)          16.9%            15.0%            16.1%            15.9%             16.2%
                                            -------------- ---------------- ---------------- ----------------  ----------------
        Preferred Stock Dividends
           total $ in period)                         $ -              $ -              $ -              $ -               $ -
                                            -------------- ---------------- ---------------- ----------------  ----------------
        Common Stock Dividends (total $
           in period)                             $ 4,767          $ 5,312          $ 5,342          $ 5,813          $ 21,234
                                            -------------- ---------------- ---------------- ----------------  ----------------
        EOP Employees (Full Time Equivalent)          995            1,011              957              940
                                            -------------- ---------------- ---------------- ----------------




Financial Update for NATL PENN BCSHS (NPBC) FOR 12/31/03

                                                       PAGE:  5 of 7
                                                                                 AS OF        AS OF        AS OF        AS OF
PERIOD END BALANCES:                                                           3/31/2003    6/30/2003    9/30/2003   12/31/2003
        Loan Breakdown: (regulatory)
                Commercial/Industrial                                         $  355,992   $  386,875   $  364,192   $  396,271
                                                                              ----------   ----------   ----------   ----------
                Commercial Real Estate                                           775,890      796,844      771,654      899,686
                                                                              ----------   ----------   ----------   ----------
                Residential Mortgage (including multi-family)                    493,254      460,795      511,657      450,630
                                                                              ----------   ----------   ----------   ----------
                Real Estate Construction (and Land Development)                  140,190      128,246      139,492      149,531
                                                                              ----------   ----------   ----------   ----------
                Home Equity (revolving and 2nd lien)                             238,366      226,974      215,995      233,502
                                                                              ----------   ----------   ----------   ----------
                Consumer (Loans to Individuals)                                   51,295       55,996       55,498       54,466
                                                                              ----------   ----------   ----------   ----------
                Bank Card                                                           --           --           --           --
                                                                              ----------   ----------   ----------   ----------
                Foreign                                                             --           --           --           --
                                                                              ----------   ----------   ----------   ----------
                                                                (Other)           55,576       66,991       75,435       86,613
        -------------------------------------------------------------------   ----------   ----------   ----------   ----------
                Total Loans (net of unearned)                                  2,110,563    2,122,721    2,133,923    2,270,699
                                                                              ----------   ----------   ----------   ----------
                Investment Securities (incl. trading assets)                     858,727      931,914      854,592      934,375
                                                                              ----------   ----------   ----------   ----------
                Other Earning Asset                                               29,221        4,533       15,104        2,233
                                                                              ----------   ----------   ----------   ----------
                Total Earning Assets (net of loan loss reserve)                2,951,831    3,011,453    2,957,629    3,158,042
                                                                              ----------   ----------   ----------   ----------
                Total Assets                                                   3,283,414    3,371,134    3,269,220    3,512,574
                                                                              ----------   ----------   ----------   ----------
        Deposit Breakdown:
                Savings                                                          140,262      152,089      122,211      180,919
                                                                              ----------   ----------   ----------   ----------
                NOW Accounts                                                     455,713      462,931      588,617      608,220
                                                                              ----------   ----------   ----------   ----------
                Money Market Accounts                                            595,045      621,060      609,018      600,932
                                                                              ----------   ----------   ----------   ----------
                Certificates                                                     573,238      547,484      504,904      529,594
                                                                              ----------   ----------   ----------   ----------
                CDs>$100m                                                        237,358      237,762      187,230      129,011
                                                                              ----------   ----------   ----------   ----------
                Foreign CDs                                                         --           --
                                                                              ----------   ----------   ----------   ----------
                                                                (as needed)         --           --           --           --
        -------------------------------------------------------------------   ----------   ----------   ----------   ----------
        Total Int. Bearing Deposits                                            2,001,616    2,021,326    2,011,980    2,048,676
                                                                              ----------   ----------   ----------   ----------
                Non-Interest Bearing Deposits                                    415,299      436,718      372,557      386,620
                                                                              ----------   ----------   ----------   ----------
        Total Deposits                                                         2,416,915    2,458,044    2,384,537    2,435,296
                                                                              ----------   ----------   ----------   ----------
                Short-Term Borrowings                                            310,915      346,113      332,022      510,038
                                                                              ----------   ----------   ----------   ----------
                Long-Term Debt                                                   236,717      235,399      226,582      227,287
                                                                              ----------   ----------   ----------   ----------
        Total Int. Bearing Liabilities (incl
                non-int bearing deposits)                                      2,964,547    3,039,556    2,943,141    3,172,621
                                                                              ----------   ----------   ----------   ----------
        Total Int. Bearing Liabilities                                         2,549,248    2,602,838    2,570,584    2,786,001
                                                                              ----------   ----------   ----------   ----------
        Total Stockholders Equity                                             $  288,998   $  295,262   $  294,875   $  317,813
                                                                              ----------   ----------   ----------   ----------






Financial Update for NATL PENN BCSHS (NPBC) FOR 12/31/03
                                                                     PAGE:  6 of 7


                                                                            AS OF        AS OF        AS OF        AS OF
PERIOD END BALANCES:                                                      3/31/2003    6/30/2003    9/30/2003   12/31/2003
            Loan Breakdown: (internal)
                     Business Purpose Loans                              $  909,606   $  943,131   $  906,079   $1,084,419
                                                                         ----------   ----------   ----------   ----------
                     Residential Mortgage                                   255,080      235,279      302,116      229,995
                                                                         ----------   ----------   ----------   ----------
                     Commercial Real Estate, Construction and Land Dev      665,177      692,298      692,322      721,471
                                                                         ----------   ----------   ----------   ----------
                     Consumer (loans to Individual)                         280,700      252,013      233,406      234,814
                                                                         ----------   ----------   ----------   ----------
                     Total Loans (net of unearned)                       $2,110,563   $2,122,721   $2,133,923   $2,270,699
                                                                         ----------   ----------   ----------   ----------







Financial Update for NATL PENN BCSHS (NPBC) FOR 12/31/03
                                                      PAGE 7 OF 7

BALANCE AND YIELD/COST ANALYSIS:                   AS OF                AS OF                  AS OF              AS OF
(Qtr Avg)                                        3/31/2003            6/30/2003              9/30/2003         12/31/2003
                                               Avg Balance   Yield  Avg Balance    Yield   Avg Balance  Yield  Avg Balance   Yield

Total Loans (net of unearned)                   $ 1,969,999  6.83%  $ 2,119,207   6.63%  $ 2,133,838   6.37%    $ 2,193,251   6.03%
                                              -------------- ------ ------------ ------- ------------ ------- -------------- -------
Investment Securities (incl. trading assets)        750,200  6.07%      843,621   5.35%      841,837   5.01%        867,648   5.16%
                                              -------------- ------ ------------ ------- ------------ ------- -------------- -------
Other Earning Assets                                 69,273  1.26%       32,539   1.24%       74,765   1.00%         17,738   1.05%
                                              -------------- ------ ------------ ------- ------------ ------- -------------- -------

Total Earning Assets                              2,789,472  6.49%    2,995,367   6.21%    3,050,440   5.86%      3,078,637   5.75%
                                              -------------- ------ ------------ ------- ------------ ------- -------------- -------
Total Earning Assets (net of loan loss
        reserve                                   2,744,900  6.59%    2,947,617   6.31%    3,007,272   5.95%      3,031,485   5.84%
                                              -------------- ------ ------------ ------- ------------ ------- -------------- -------
Total Assets                                      3,007,109  6.02%    3,291,532   5.66%    3,334,517   5.36%      3,314,490   5.34%
                                              -------------- ------ ------------ ------- ------------ ------- -------------- -------

                                                             ------
Savings                                             131,212  0.70%      148,770   0.66%      144,776   0.44%        136,883   0.47%
                                              -------------- ------ ------------ ------- ------------ ------- -------------- -------
NOWAccounts                                         422,020  1.17%      460,980   1.13%      517,858   0.95%        584,956   0.99%
                                              -------------- ------ ------------ ------- ------------ ------- -------------- -------
Money Market Accounts                               537,837  0.97%      613,600   0.97%      628,231   0.83%        613,920   0.95%
                                              -------------- ------ ------------ ------- ------------ ------- -------------- -------
Certificates                                        779,900  3.35%      800,640   3.17%      762,522   3.05%        663,003   3.05%
                                              -------------- ------ ------------ ------- ------------ ------- -------------- -------

                                                             ------
Total Int. Bearing Deposits                       1,870,969  1.99%    2,023,990   1.86%    2,053,387   1.66%      1,998,762   1.62%
                                              --------------        ------------ ------- ------------ ------- -------------- -------

Non-Interest Bearing Deposits                       364,410             404,386              415,410                376,935
                                              -------------- ------ ------------         ------------         --------------
Total Deposits                                    2,235,379  1.66%    2,428,376   1.55%    2,468,797   1.38%      2,375,697   1.37%
                                              -------------- ------ ------------ ------- ------------ ------- -------------- -------

                                                             ------
Short-Term Borrowings                               283,790  1.32%      313,517   1.22%      323,768   1.14%        399,924   1.15%
                                              -------------- ------ ------------ ------- ------------ ------- -------------- -------
Long-Term Borrowings                                233,686  5.90%      235,417   5.89%      233,922   5.86%        225,721   5.32%
                                              -------------- ------ ------------ ------- ------------ ------- -------------- -------
Total Int. Bearing Liabilities(incl.
        non-int bearing deposits)                 2,752,855  1.99%    2,977,310   1.86%    3,026,487   1.70%      3,001,342   1.63%
                                              -------------- ------ ------------ ------- ------------ ------- -------------- -------
Total Int. Bearing Liabilities                    2,388,445  2.29%    2,572,924   2.15%    2,611,077   1.97%      2,624,407   1.87%
                                              -------------- ------ ------------ ------- ------------ ------- -------------- -------
Total Shareholder's Equity                        $ 246,105           $ 287,412            $ 273,747              $ 282,165
                                              -------------- ------ ------------         ------------         --------------

                                                             ------
Net Yield on Earning Assets (net of loan
        loss reserve): (Margin)                              4.60%                4.44%                4.23%                  4.22%
                                                             ------              -------              -------                -------
Net Yield on Earning Assets: (Margin)                        4.52%                4.37%                4.17%                  4.16%
                                                             ------              -------              -------                -------


STATES OF OPERATION AND BANKING OFFICES BY STATE (LATEST AVAILABLE DATA)

            State      Number of Full Service Banking Offices (Domestic and in the U.S. Territories)

            1. PA 66
            -----------
Total Number of Banking Offices                                              66
                                                                  --------------
Total Number of Insured Subsidiaries (Bank & Thrift Subsidiaries)             1
                                                                  --------------
Total Number of ATMs                                                         64
                                                                  --------------

                                                                              0
            -----------                                           --------------
Total Number of Banking Offices                                               0
                                                                  --------------
Total Number of Insured Subsidiaries (Bank & Thrift Subsidiaries)             0
                                                                  --------------
Total Number of ATMs                                                          0
                                                                  --------------

                                                                              0
            -----------                                           --------------
Total Number of Banking Offices                                               0
                                                                  --------------
Total Number of Insured Subsidiaries (Bank & Thrift Subsidiaries)             0
                                                                  --------------
Total Number of ATMs                                                          0
                                                                  --------------

Have you restated any prior period's financial statements for a pooling of
interest and/or a change in accounting principles?        N           (Y/N)

N (Y/N) Periods Restated onthis report:
                                       -----------------------------   ---------
Reason:
                                       -----------------------------   ---------







          The following disclosure is made in accordance with Rules 165 and 14a-12 of the Securities and Exchange Commission ("SEC").

          National Penn urges shareholders of Peoples First, Inc. and other investors to read the proxy statement/prospectus that will be included in the registration statement on Form S-4 which National Penn will file with the SEC in connection with the proposed merger. This proxy statement/prospectus will contain important information about National Penn, Peoples First, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. After the proxy statement/prospectus is filed with the SEC, it will be available for free on the SEC's web site at http://www.sec.gov. It will also be available for free from National Penn and Peoples First. You may direct such a request to either of the following persons:

         Carl R. Fretz                      Sandra L. Spayd
         Vice Chairman and Secretary        Secretary
         Peoples First, Inc.                National Penn Bancshares, Inc.
         24 S. Third Street                 Philadelphia and Reading Avenues
         Oxford, PA  19363                  Boyertown, PA  19512
         Phone:  (610) 932-9294             Phone:  (610) 369-6202


          In addition to the proposed registration statement and proxy statement/prospectus, National Penn and Peoples First file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by National Penn or Peoples First at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. National Penn's and Peoples First's filings with the SEC are also available to the public from commercial document-retrieval services and for free on the SEC's web site at http://www.sec.gov.

          Peoples First and its executive officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of Peoples First with respect to the transactions contemplated by the merger agreement. Information concerning such officers and directors is included in Peoples First's proxy statement for its 2003 annual meeting of shareholders previously filed with the SEC. This document is available for free on the SEC's website at http://www.sec.gov. It is also available for free from Peoples First. You may direct a request for this document to the Peoples First officer identified above.